UAN POWER CORP.

January 12, 2022

Securities and Exchange Commission

Division of Corporate Finance

Att.: Benjamin Holt

100 F Street NE

Washington, DC. 20549

Re.:	UAN Power Corp.
File No. 000-54334
Registration Statement on Form 10-12g
Filed November 17, 2021

Dear Mr. Holt:

We have reviewed your comments and have responded in the following format: we listed your comments first and then our responses. We have filed concurrently an amendment #1 to the Form 10 addressing the comments and are providing a marked copy showing the amendments. Hopefully this will assist the Company in meeting compliance with the applicable disclosure requirements.

1.	Item 4. Security Ownership of Certain Beneficial Owners and Management, page 25

We note your disclosure in footnote 7 on page 26 that the table assumes the conversion of the preferred shares, and the full exercise of the warrants, beneficially owned by Mr. Nelson. Please revise the percent of beneficial ownership for Mr. Cheng to comply with Rule 13d-3(d)(1)(i)(D) of the Exchange Act, which requires that any securities not outstanding which are subject to such options, warrants, rights or conversion privileges shall be deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by such person but shall not be deemed to be outstanding for the purpose of computing the percentage of the class by any other person.

RESPONSE: The beneficial ownership table has been revised as requested on page 26.

2.	We note the statement following the table on page 27 that you have included in the table only those derivative securities with exercise prices that you believe have a reasonable likelihood of being "in the money" within the next sixty days. Such statement is not consistent with Rule 13d-3. Please remove it.

RESPONSE: The statement has been removed as requested (see page 27).

2030 Powers Ferry Road SE Suite 212 Atlanta GA. 30339

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UAN POWER CORP.

Item 5 Directors and Executive Officers, page 27

3.	Please expand upon the business experience during the past five years of Mr. Erik S. Nelson, including prior and current involvement with blank check companies. Please disclose his prior performance history with such companies, including:

•	The company's name;
•	His relationship with the company;
•	Whether the company has engaged in a business combination;
•	Whether the company registered any offerings under the Securities Act; and
•	Whether any transaction resulted in termination of his association with any blank check or shell company, including the date of such transaction, the nature and dollar amount of any consideration received, the amount of any retained equity interest, and the identity of any successor entity.

In addition, please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Nelson should serve as a director as required by Item 401(e).

RESPONSE: The section has been revised as requested at pages 27-29, as marked, and now includes the following revised section.

“Erik S. Nelson, age 54, our sole director, was appointed as CEO, President, and a Member of the Board of Directors on October 26, 2020. Mr. Nelson is a graduate of the University of Colorado (1989) with a bachelors in Business Administration, with an emphasis in Finance. Mr. Nelson is also the President of Coral Capital Advisors, LLC. an advisory services firm founded in 1995 that provides services to privately held and publicly traded companies. Mr. Nelson is also the President of Mountain Share Transfer, LLC, an SEC registered stock transfer agent since September 2012. Mr. Nelson has experience in assisting companies to comply with the Securities and Exchange Commission rules, corporate reorganizations, and the FINRA corporate action process. Additionally, Mr. Nelson has extensive experience in evaluating business plans of companies in a variety of industries. Additionally, Mr. Nelson has served as an officer and/or director of the following companies (in addition to those listed in those companies listed hereafter under “additional Information”):

•	The Midnight Mining Company: President and Director. Mr. Nelson was appointed President and a member of the Board of Directors in April of 2017. The Midnight Mining Company, while no longer involved in the mining industry or owning any mining claims, is a holding company with approximately 448 shareholders.
•	Lake Shore Tram, Inc.: From January of 2015 to January of 2016,, Mr. Nelson was the President of Lake Shore Tram, a privately held company that produced incline tram systems for residential use. During this period of time, Mr. Nelson provided interim management and turnaround services to the Company.

2030 Powers Ferry Road SE Suite 212 Atlanta GA. 30339

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UAN POWER CORP.

•	New NRG, Inc.: Mr. Nelson served as the President of New NRG, Inc. a startup biodiesel producer from 2007 to 2008.
•	Telemax Corp.: Director. Mr. Nelson served as a member of the Board of Directors of Telemax Corp. from approximately 1996 to 2004.

As President of Coral Capital Advisors, Mr. Nelson has consulted on several acquisitions and corporate restructurings. This includes the acquisition of Nexland, Inc. by Winstar Resources in 1999, ISNI.net, Inc. by Hawkeye Corp. 2000, 3Pea Technologies, Inc. by Tika, Corp. 2006, and Digitiliti, Inc. by Themescapes, Inc. 2007 Additionally, Mr. Nelson provides due diligence services through his consulting firm, Coral Capital Advisors, LLC.

Mountain Share Transfer and Erik Nelson consented to an SEC Order in 2015 related to failure to file an updated correct TA-1 Form and other administrative violations and disclosure matters of the Transfer Agent, Mountain Share Transfer (Administrative Proceeding file no. 3-16378, 34 Act Rel. no. 74226). Mr. Nelson was disciplined by the NASD in 1995 for misconduct involving accounts when he was acting as a registered broker representative. He consented to censure, and a bar from being a representative, and was fined $50,000. He had been terminated as a registered representative and has not been reinstated since then.

Additional Information

Pursuant to the definition contained with the Securities Act, Mr. Nelson is deemed to be a promoter of this Company and those listed below.

The business purpose of this blank check company as well as the previous blank check companies that Mr. Nelson was involved with, were to engage in a business merger or acquisition with an unidentified company or companies.

The information below summarizes all of the blank check companies, which filed a registration statement on Form 10-12g, with which Mr. Nelson has been affiliated with within the past five years.

Erik S. Nelson, also serves as the President and a director of Bitmine Immersion Technologies, Inc. f/k/a Sandy Springs Holdings, Inc. He was appointed as CEO, President, CFO, and a member of the Board of Directors on August 2, 2019. On July 16, 2021, Mr. Nelson resigned as Chief Financial Officer and corporate secretary. By a written consent dated July 16, 2021, holders of a majority of the Company’s issued and outstanding common stock approved a resolution to appoint Jonathan Bates, Raymond Mow, Michael Maloney and Seth Bayles (the “New Directors”) to the board of directors of the Company, and to appoint Jonathan Bates as Chairman. At the same time, the shareholders approved the issuance of 34,749,999 shares of common stock in the Company’s offering of common stock at $0.015 per share. The New Directors or their affiliates acquired an aggregate of 21,450,000 shares of common stock in the offering. As of a result of the acquisition, the New Directors control 56% of issued and outstanding common shares of the Company.

2030 Powers Ferry Road SE Suite 212 Atlanta GA. 30339

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UAN POWER CORP.

The appointment of the New Directors to the Company’s board, and sale to the New Directors of a controlling interest in the Company, were made in order to enable the Company to enter the business of creating a hosting center for Bitcoin mining computers primarily utilizing immersion cooling technology, as well mining the Bitcoin digital currency for its own account. Prior to the change of control to the New Directors, the Company was a shell company.

Following the acquisition of the controlling interest, the promissory note to Coral Investment Partners was repaid in full. Coral Investment Partners retained 1,505,000 common shares representing 3.68% of the issued and outstanding shares of BitMine Immersion Technologies, Inc.

Mr. Nelson was the Corporate Secretary and a member of the Board of Directors of Nocera, Inc. (“Nocera”) from September 19, 2011 until December 31, 2021. On December 31, 2018 Nocera acquired Grand Smooth, Inc. Limited, a Hong Kong corporation. Pursuant to the Agreement and Plan of Merger, Nelson Fiorino Holdings, LLC. was paid a fee of $175,000. At the time of the merger, Mr. Nelson held a 50% interest in Nelson Fiorino Holdings. Mr. Nelson remains the beneficial owner of 652,600 shares representing 7.15% of the issued & outstanding shares. On October 30, 2019, Nocera filed a Regulation A offering, which was subsequently withdrawn on May 12, 2020.

Mr. Nelson was the sole officer (CEO, President, and CFO) and sole Director of Vinings Holdings, Inc. (October 2019 – February 2021). In February of 2021, Vinings Holdings merged with Coeptis Pharmaceuticals, Inc. whereby the company changed its name to Coeptis Therapeutics, Inc. Following the completion of the merger, Mr. Nelson resigned as an officer and director of the Company. Coral Investment Partners retained 400,000 common shares in the company. On November 18, 2021, Coeptis filed a Regulation A offering, which received a Notice of Qualification on December 3, 2021.

The information below summarizes all of the blank check companies, which have not filed a registration statement, with which Mr. Nelson has been associated.

Mr. Nelson was appointed President and sole Director of Bellatora, Inc. on June 18, 2021. The Company has not engaged in any business combination and is not currently seeking any business combination, merger, or acquisition.

Mr. Nelson was appointed President and sole Director of Digital Day Agency, Inc. on December 2, 2020. The Company has not engaged in any business combination and is not currently seeking any business combination, merger, or acquisition.

Mr. Nelson was appointed President and a member of the Board of Directors of ATI Networks, Inc. on July 20, 2021. The Company has not engaged in any business combination and is not currently seeking any business combination, merger, or acquisition.

2030 Powers Ferry Road SE Suite 212 Atlanta GA. 30339

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UAN POWER CORP.

4.	We note your disclosure on page 29 regarding conflicts of interest. Please expand your disclosure to include all businesses in which your officers or directors are, or may become, officers, directors, controlling shareholders, partners and/or members. This should include, but not be limited to, the blank check companies with which Mr. Nelson is involved (as discussed on pages 28 and 29); Nelson Fiorino Holdings, LLC; Coral Capital Partners, Inc.; Sterling Holdings & Investments, LLC; and Sterling Investment Services, Inc.

RESPONSE: The Conflicts of Interest Section has been revised as requested at pages 29 and 30. Please note that Sterling Investment Services, Inc. ceased business activities in 2018, and has since been administratively dissolved. The Conflicts of Interest – General has been revised as follows:

CONFLICTS OF INTEREST - GENERAL

Our directors and officers are, or may become, in their individual capacities, officers, directors, controlling shareholder and/or partners of other entities engaged in a variety of businesses. In addition to the business activities listed above, Mr. Nelson is involved with the following businesses.

•	Sterling Holdings & Investments, LLC: A holding company with no direct operations. Sterling Holdings and Investments hold the ownership of Coral Capital Advisors, LLC. and Mountain Share Transfer, LLC.
•	Coral Capital Advisors, LLC: An independent consulting and advisory firm focused on companies and participants in the lower and middle markets.
•	Mountain Share Transfer, LLC.: A SEC registered stock transfer agent servicing privately held and publicly traded companies.
•	Coral Investment Partners, LP.: A private partnership formed for the purpose of providing capital for the restricting of dormant public companies.
•	Nelson Fiorino Holdings, LLC.: A holding company formed for the purpose of holding shares of Nocera, Inc. owned by Marina Fiorino and Mr. Nelson.

Thus, there exist potential conflicts of interest including, among other things, time, efforts and corporation opportunity, involved in participation with such other business entities. While officers and the sole director of our business are engaged in business activities outside of our business, they devote to our business such time as they believe to be necessary.

2030 Powers Ferry Road SE Suite 212 Atlanta GA. 30339

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UAN POWER CORP.

Item 6. Executive Compensation, page 28

5.	We note that you removed from the summary compensation table the $500,000 in stock awards for Mr. Nelson. Please add back or explain the reason the stock award amount was removed. To the extent such amount is added back in, please include a footnote disclosing all assumptions made in the valuation by reference to a discussion of those assumptions in the company's financial statements, footnotes to the financial statements, or discussion in the Management's Discussion and Analysis. See Instruction 1 to Item 402(n)(2)(v) and (n)(2)(vi) of Regulation S-K.

RESPONSE: The stock award compensation was removed as the shares and warrants were acquired by Coral Investment Partners, LP and are not part of Mr. Nelson’s personal compensation package. Mr. Nelson has only 45% ownership in Coral Investment Partners LP but is the Manager.

Item 7. Certain Relationships and Related Transactions, page 28

6.	We note your disclosure on page 30 regarding the material terms of the promissory note. Please expand your disclosure to include the amount of principal and interest paid during the period ended June 30, 2021, as required by Item 404(a)(5) of Regulation S-K. Please also clarify whether the interest rate applies to the additional loan amounts.

RESPONSE: This section has been revised on page 31 as follows:

Coral Investments Partners, an entity managed by our CEO purchased controlling interest in the Company through the issuance of preferred stock and warrants for $4,000. Additionally, Coral Investment Partners loaned the Company $20,000 during the period ended June 30, 2021 at an interest rate of 24%. As of June 30, 2021, a total of $2,346 had accrued in interest. On July 12, 2021, Coral Investment Partners increased this loan by an additional amount of $10,000 to the Company, on August 4, 2021, Coral Investment Partners increased this loan by an additional amount of $15,000 to the Company, and on November 2, 2021 Coral Investment Partners increased this loan by an additional amount of $20,000 to the Company. The stated interest rate of 24% applied to all additional increase to the outstanding loan balance. As of December 31, 2021, the outstanding balance due was $73,784 which included $65,000 in principal and $8,784 in accrued interest. As of December 31, 2021 the Company had not made any payments towards the outstanding balance.

2030 Powers Ferry Road SE Suite 212 Atlanta GA. 30339

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UAN POWER CORP.

7.	We note your disclosure on page 30 that the 200,000,000 Class A warrants and 200,000,000 Class B warrants were purchased for an aggregate price of $2,000, and the 200,000 Series A Preferred Shares were purchased for an aggregate price of $2,000. We also note the Share & Warrant Purchase provisions of the promissory note on page 5 of that instrument, filed as Exhibit 10.1, which state that Coral Investment Partners shall purchase the following:

•	500,000 Series A Preferred shares at an aggregate price of $100;
•	200,000,000 Class A Warrants at an aggregate price of $100; and
•	200,000,000 Class B Warrants at an aggregate price of $100.

Please reconcile.

RESPONSE: The Promissory Note has been amended and filed as Exhibit 10.2- Amended Promissory Note to conform to the following:

On May 7, 2021 Coral Investment Partners purchased 200,000,000 Class A Warrants at a price of $0.000005/warrant for an aggregate price of $1,000; and 200,000,000 Class B Warrants at a price of $0.000005/warrant for an aggregate price of $1,000.

On May 7, 2021 Coral Investment Partners purchased 200,000 Series A Preferred Shares at a price of $0.01/share, for an aggregate price of $2,000.

We have revised the text on page 31 to conform to the terms of the Amended Note and the facts.

Item 10. Recent Sales of Unregistered Securities, page 32

8.	Please disclose the persons or class of persons to whom the shares were sold for each transaction and the amount of consideration for each transaction, as required by Item 701 of Regulation S-K. Please also provide more specificity regarding the facts supporting the exemptions relied upon. This would include discussing the sophistication of the investors. In addition, please revise to disclose the issuance of the 100,000 common shares held by Mr. Nelson and the 75 million common shares held by Mr. Cheng.

RESPONSE: This section has been revised as requested at page 33. Please note that the 100,000 common shares beneficially owned by Mr. Nelson, were acquired from an existing shareholder through a private transaction on approximately June 19, 2018.

2030 Powers Ferry Road SE Suite 212 Atlanta GA. 30339

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UAN POWER CORP.

Item 11. Description of Registrant's Securities to be Registered, page 32

9.	We note your disclosure on pages 32 and 33 regarding the material terms of the preferred stock and the warrants. Please expand your disclosure to address the preferred stock's dividend rights and the warrants' exercise limitations and redemption rights of the company.

RESPONSE: This section has been revised at page 34 as follows:

Series A Preferred Stock

We have designated and are authorized to issue 10,000,000 shares of Series A Convertible Preferred Stock. As of November 1, 2021 there were 200,000 shares of Series A Preferred outstanding.

The provisions of the Series A were as follows:

All shares of the Series A Preferred Stock shall rank (i) senior to the Corporation 's Common Stock and any other class or series of capital stock of the Corporation hereafter created, (ii) pari passu with any class or series of capital stock of the Corporation hereafter created and specifically ranking, by its terms, on par with the Series A Preferred Stock and (iii) junior to any class or series of capital stock of the Corporation hereafter created specifically ranking, by its terms, senior to the Series A Preferred Stock, in each case as to distribution of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.

Initially, there will be no dividends due or payable on the Series A Preferred Stock. Any future terms with respects to dividends shall be determined by the Board consistent with the Corporation’s Certificate of Incorporation. Any and all such future terms concerning dividends shall be reflected in an amendment to the Certificate of Designation, which the Board shall promptly file or cause to be filed.

Each share of Series A Preferred Stock is convertible into 5,000 shares of Common Stock. Each share of Series A Preferred Stock has voting rights equal to 5,000 common shares.

Class A Warrants

As of November 1, 2021, the Company had 200,000,000 Class A Warrants outstanding. A Cashless Exercise is available only in the event that there is not an effective registration statement covering the warrants and the shares issued upon exercise. If there is an effective registration statement, then only a cash exercise. The warrants are subject to an exercise limitation that limits the holder from exercising a number of warrants to exceed the beneficial ownership limitation of 9.9% of the issued and outstanding shares of the Company’s common stock. The warrants are exercisable until June 29, 2026. The Class A Warrants have an exercise price of $0.0004/share.

2030 Powers Ferry Road SE Suite 212 Atlanta GA. 30339

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UAN POWER CORP.

Class B Warrants

As of November 1, 2021, the Company had 200,000,000 Class B Warrants outstanding. A Cashless Exercise is available only in the event that there is not an effective registration statement covering the warrants and the shares issued upon exercise. If there is an effective registration statement, then only a cash exercise. The warrants are subject to an exercise limitation that limits the holder from exercising a number of warrants to exceed the beneficial ownership limitation of 9.9% of the issued and outstanding shares of the Company’s common stock. The warrants are exercisable until June 29, 2026. The Class B Warrants have an exercise price of $0.01/share.

Should you have any other issues or questions in regards to the responses and the amended Form 10-12G, please do not hesitate to contact my office. via. telephone # (404)-816-8240.

Sincerely,

/s/ Erik Nelson

Erik Nelson,

President

2030 Powers Ferry Road SE Suite 212 Atlanta GA. 30339

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